Exhibit 3

LUNA GOLD CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter Ended June 30, 2006

INTRODUCTION

This second quarter 2006 Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated interim financial statements for the period ended June 30, 2006 and the audited annual consolidated financial statements and the MD&A for the year ended December 31, 2005. The information contained within this MD&A is current to August 28, 2006, and stated in U.S. dollars, unless otherwise noted.

FORWARD LOOKING STATEMENTS

This quarterly report contains certain forward-looking statements. Much of the information included in this report includes or is based upon estimates, projections or other "forward looking statements". Such forward-looking statements include any projections or estimates made by management in connection with the Company's business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect management's current judgment regarding the direction of the Company's business, actual results will almost always vary, sometimes materially, from any estimates, prediction, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward looking statements" involve various risks and uncertainties as outlined below. Management caution the reader that important factors in some cases have affected and in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward looking statements."

OVERALL PERFORMANCE

For the year to date on our Nevada operations we have focused on acquiring projects new projects: Trout Creek, Stone Cabin, Eureka, and Anchor. Work on these projects has consisted entirely of claim staking and data compilation. For Trout Creek and Eureka, where the targets are more clearly defined, the projects have been introduced to a few potential partners. Although the targets are clearer, we anticipate that both of these projects will require some more ground work (mapping, sampling, and filling out the land package) before they will be ready for optioning out. Anchor and Stone Cabin are both at an earlier stage of exploration than Trout Creek and Eureka; therefore, they will need at least one stage of mapping and sampling to delineate targets. No work was done on the ground at Blue Mountain; however, a number of companies have signed confidentiality agreements and are reviewing the data.

At our Red Rock project, Centerra (U.S.) Inc. has undertaken some fill-in soil sampling and some more detailed mapping in areas that are potential drill targets. They plan to drill at least two holes on Luna's ground with the intention of testing the lower plate rocks at an estimated depth of 1,500 feet. The drill program started in late July 2006.

As of August 16th, Luna entered into an agreement with Eldorado Gold Corporation ("Eldorado") to acquire an interest in Aurizona Goldfields Corporation ("Aurizona"). Aurizona owns Mineracao Aurizona S.A ("MASA"), its operating company, and MASA's main asset is the 100% ownership of the Piaba gold project ("Piaba") in Maranhao State, Brazil. The acquisition has not yet closed and is subject to approval from the TSX Venture Exchange, the Company completing a private placement of not less than $1,000,000, and Eldorado and Luna's future partner, Brascan Rescursos Naturals SA, satisfying the requirements of their shareholders' agreement. Management has been conducting due diligence in relation to the acquisition for some time. After closing, Luna and its partner in the project, Brascan Rescursos Naturals SA, will review the significant technical data available and settle on a work program. Piaba has an open pitable, indicated resource of 500,000 oz at a grade of 1.27 g/t and a further open pitable inferred resource of 350,000 oz at 1.27 g/t. The majority of the resource ounces occur as weathered oxides at less than 70 m depth.

Luna will maintain its current strategy of project generation in Nevada, and supplement it with opportunistic resource acquisitions.

Our financial statements contained in this quarterly report have been prepared on a going concern basis, which assumes that we will be able to realize our assets and discharge our obligations in the normal course of business. We incurred net losses from operations for the three-month period ended June 30, 2006, for the three-month period ended June 30, 2005 and for the period from the inception of our mining business as of January 20, 2003 to June 30, 2006 of $226,398, $249,011 and $2,782,789, respectively. We did not earn any revenues during the six-month period ended June 30, 2006 and the year ended December 31, 2005.

The exploration projects the Company is currently engaged in are as follows:

Red Rock Property

On March 4, 2004, the Company acquired an option to acquire a 100% interest on the Red Rock Property, in these 80 mineral claims located in Lander County, Nevada, subject to a retained 3% net smelter royalty. The Company made an initial $5,000 payment upon execution of the agreement dated February 27, 2004. Further to an amended agreement dated September 9, 2005, the Company is required to make further cash payments and incur exploration expenditures totalling $1,400,000 each over a 15 year period at the Company's option as follows:

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (PAID)	--
March 1, 2005	$15,000 (PAID)	$10,000 Completed
March 1, 2006	$25,000 (PAID)	$50,000 Completed
March 1, 2007	$35,000	$100,000
March 1, 2008	$50,000	$100,000
March 1, 2009	$60,000	$250,000
March 1, 2010	$60,000	$250,000
March 1, 2011	$70,000	$240,000
March 1, 2012	$70,000	$50,000
March 1, 2013	$80,000	$50,000
March 1, 2014	$90,000	$50,000
March 1, 2015	$100,000	$50,000
March 1, 2016	$100,000	$50,000
March 1, 2017	$100,000	$50,000

March 1, 2018	$100,000	$50,000
March 1, 2019	$440,000	$50,000
TOTAL	$1,400,000	$1,400,000

On February 15, 2006 the Company entered into a formal agreement with Centerra (U.S.) Inc. ("Centerra"), a wholly owned subsidiary of Centerra Gold Inc., on its Red Rock Property, 20 miles south of Battle Mountain Nevada. The formal agreement replaces a Letter of Intent completed in September 2005.

Centerra has the right to earn a 60% interest in Luna's leasehold interest in the claims comprising the Red Rock Project (the "Property") by spending $1.9 million over six years, at which time Centerra and Luna will form a joint venture. After formation of the joint venture, Centerra can earn an additional 15% interest in the Property by spending a further $3.1 million over four years. Luna leases the Property from an underlying owner and it is contiguous with a separate property owned by Centerra.

While under the Letter of Intent, Centerra conducted a mapping and sampling program and a gravity survey in late 2005. Centerra also expanded the land package by staking an additional 114 claims. Luna now has interest in 1,740 hectares.

Under the terms of the agreement, Centerra is responsible for all future cash payments and work commitment expenditures and completed the most recent work commitment of $50,000.

Blue Mountain Project

The Company entered into an agreement dated March 18, 2003 with Nassau Ltd. ("Nassau") a private U.S. company, to acquire a 100% interest in certain mining claims known as the Blue Mountain project. The project, which is made up of 31 unpatented mining claims, is located in Humboldt County, Nevada approximately 20 miles west of Winnemucca, Nevada (the "Blue Mountain Project").

In accordance with the terms of the agreement with Nassau, the Company has agreed that in order to acquire a 100% interest in the Blue Mountain Project, the Company will make the following payments and issue the following shares to Nassau:

(i)

50,000 shares were issued on August 8, 2003 when the TSX Venture Exchange (the "TSX") approved (the "Approval Date") the Blue Mountain Project as a "qualifying property" (as defined within the rules and policies of the TSX);

(ii)	An additional 50,000 shares were issued on Aug 8, 2004;
(iii)	Two years following the Approval Date a payment in the amount of $20,000 (PAID);
(iv)	three years following the Approval Date a payment in the amount of $30,000 (PAID);
(v)	four years following the Approval Date a payment in the amount of $40,000;
(vi)	five years following the Approval Date a payment in the amount of $100,000; and
(vii)	six years following the Approval Date a payment in the amount of $1,300,000 (the "Final Payment").

Upon the Company making the Final Payment to Nassau the Company will then own 100% of the Blue Mountain Project subject only to a 2% net smelter royalty on all minerals (the "Royalty") and the Company will have the right to buy down the Royalty to a 1% NSR by paying Nassau the sum of $1,500,000 at any time prior to completion of the first year of production.

Trout Creek Project

On January 31, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Trout Creek Project, located in Humboldt County, Nevada, USA, subject to a retained net smelter royalty (the "NSR") on gold of 2%. The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company's option, make further cash payments and incur exploration expenditures totalling $1,000,000 each over a six year period.

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (Paid)	--
By Yr. 1 Anniversary	$10,000	$25,000
By Yr. 2 Anniversary	$15,000	$50,000
By Yr. 3 Anniversary	$20,000	$100,000
By Yr. 4 Anniversary	$40,000	$125,000
By Yr. 5 Anniversary	$80,000	$200,000
By Yr. 6 Anniversary	$830,000	$500,000
TOTAL	$1,000,000	$1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

Stone Cabin Project

On February 3, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Stone Cabin Project, located in Nevada, USA, subject to a retained net smelter royalty (the "NSR") on gold of 2%. The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company's option, make further cash payments and incur exploration expenditures totalling $1,000,000 each over a six year period.

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (Paid)	--
By Yr. 1 Anniversary	$10,000	$25,000
By Yr. 2 Anniversary	$15,000	$50,000
By Yr. 3 Anniversary	$20,000	$100,000
By Yr. 4 Anniversary	$40,000	$125,000
By Yr. 5 Anniversary	$80,000	$200,000
By Yr. 6 Anniversary	$830,000	$500,000
TOTAL	$1,000,000	$1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

Aurizona Goldfields Corporation

On June 28, 2006, the Company entered into a share purchase agreement with Eldorado Gold Corp. ("Eldorado") to acquire shares of Aurizona Goldfields Corporation for $6,670,000 (the "Purchase Price"). Eldorado's share position in Aurizona represents 50% of Aurizona's issued shares.

The owner of the other 50% of the issued shares of Aurizona is Brascan Rescursos Naturals S.A. ("Brascan"), a wholly owned subsidiary of Brascan Brasil.

The Company and Eldorado have agreed to complete the purchase and sale of the shares of Aurizona on October 11, 2006 (the "Closing Date"). The conditions to the closing are:

(a)	On or before the closing date, the Company obtaining all regulatory consents, approvals and authorizations, including acceptance of the proposed transactions by the TSX Venture Exchange;
(b)	On or before the closing date, the Company completing a private placement of common shares or other securities for net proceeds of not less than $1,000,000; and
(c)

On or before the closing date, Eldorado and Brascan satisfying the requirements of the shareholders' agreement relating to share transfers, including the exchange of releases of any claims against each other and against Aurizona.

The Purchase Price is payable in cash on the Closing Date.

The Company has agreed to borrow $5,500,000 (the "Loan") from Eldorado. The terms of re-payment of the Loan are as follows:

$500,000 182 days after the Closing Date
$2,000,000 on the first anniversary of the Closing Date
$3,000,000 on the 2nd anniversary of the Closing Date

If the Company engages in any public or private equity financing which independently or in aggregate exceeds $7,500,000 then 50% of the net proceeds exceeding the amount are to be paid to reduce the outstanding Loan balance.

A debenture will be issued as security for the Loan charging all of the Company's assets other than the Aurizona shares, the interest in the Red Rock property in Nevada and office equipment and office lease.

The Company has also agreed to issue, by private placement, 3,000,000 common shares of at a price of $0.2233 per share.

The proceeds of the Loan and the Private Placement shall fund the payment of the Purchase Price.

RESULTS OF OPERATIONS

Three-month period ended June 30, 2006

We incurred a net loss of $226,398 for the three-month period ended June 30, 2006, resulting in a loss per share of $0.01. The loss was attributable to operating expenses of $197,592 which was increased by a foreign exchange loss of $35,550 and offset by interest income of $6,744.

During the period, we incurred exploration expenses of $16,788, business development of $28,274, $4,537 in filing fees, $8,435 in general and administrative expenses, $6,681 in management fees, $112,599 in professional fees, $3,613 in rent, $10,559 in travel expenses and $23,179 in wages and benefits and an expense recovery of $18,292.

For the quarter ended June 30, 2006 our losses in both quarters were approximately the same however, the Company's direction had changed between the two quarters. During the current quarter the Company was focused towards negotiating a share purchase agreement to acquire a possible 50% interest in Aurizona Goldfields Corporation ("Aurizona") while during the previous year's quarter we were still active in China and conducting work on our Red Rock property and Blue Mountain Project. Since last year's quarter the Company discontinued the Chinese joint ventures, joint ventured our Red Rock property and exploration decreased on our Blue Mountain Project. Accordingly, due to the change in direction of the Company exploration expenses and equity loss related to our joint ventures decreased.

We incurred $16,788 in exploration fees which consisted mostly of the initial option payments and some preliminary geological work on our Trout Creek and Stone Cabin projects and our two new projects located in southern Nevada. During the period, we also investigated potential projects, which included the possible acquisition of Aurizona, and accordingly we incurred $28,274 in business development related expenses. Professional fees increased due to legal work involved in performing due diligence for potential projects, which included due diligence related to Aurizona, and in meeting our general regulatory requirements. Consulting fees and travel decreased as during the prior year the Company was active in investigating potential projects in China. Wages and benefits were approximately the same amount in both periods as the Company's only employee was the Chief Executive Officer. General and administrative expenses, filing fees, rent and management fees remained approximately the same as the Company's administrative and regulatory situation remained unchanged.

Three-month period ended June 30, 2005

We incurred a net loss of $249,011 for the three-month period ended June 30, 2005, resulting in a loss per share of $0.01. The loss was attributable to operating expenses of $270,997 offset by interest income of $1,513 and a foreign exchange gain of $20,473.

During the period, we incurred exploration expenses of $87,762 which consists of a $35,938 loss related to our joint ventures in China and $51,824 in other exploration expenses related to our Nevada properties and fees paid to geologists. We also incurred $10,971 in business development expenses, $34,784 in consulting fees, $760 in depreciation and amortization, $5,838 in filing fees, $10,831 in general and administrative expenses, $5,944 in management fees, $60,891 in professional fees, $2,603 in rent, $19,832 in travel expenses and $29,437 in wages and benefits.

In addition to exploration expenses incurred directly by our Chinese joint venture, we spent $51,824 on exploration compared to $15,542 in the previous year's quarter's period. The majority of the exploration expenses relate to geologist fees and assay costs, previously paid through our joint ventures, as we conclude our projects in China. Our equity loss from our joint ventures decreased as we did not make any further payments and our activity in China decreased. Professional fees increased due to legal work involved in redomiciling the Company back to Canada from Wyoming. Business development relates to expenses incurred analyzing property opportunities and establishing business contacts in China. Business development increased over the prior period as we had just started to focus our efforts on our projects in China a year ago. Consulting expense relates to contracted geologist fees, including a director of the company, to perform certain exploration activities. Consulting fees decreased compared to the prior quarter as we retained the service of Kit Lee, who was responsible for sourcing and managing our projects in China. We agreed to compensate Kit retro-active to November 2003 as this is when he began his efforts to acquire properties in China. Travel expenses decreased as several directors spent time traveling in China during the prior period's quarter and the Company agreed to reimburse Kit for travel expenses in China retro-active to November 2003. Wages and benefits also increased over the prior year's quarter as the company hired a new Chief Executive Officer who joined the company in late June 2004. Management fees were constant as the monthly charge was approximately $2,000 per month.

Six-month period ended June 30, 2006

We incurred a net loss of $351,437 for the six-month period ended June 30, 2006, resulting in a loss per share of $0.01. The loss was attributable to operating expenses of $325,708 which was increased by a foreign exchange loss of $32,711 and offset by interest income of $6,982.

During the period, we incurred exploration expenses of $34,847, business development expenses of $53,088, $9,498 in filing fees, $17,159 in general and administrative expenses, $13,178 in management fees, $140,577 in professional fees, $7,446 in rent, $19,980 in travel expenses, $46,178 in wages and benefits and an expense recovery of $18,292.

For the six-month period ended June 30, 2006, our loss decreased compared to the previous year's period as we discontinued our Chinese joint ventures, joint ventured our Red Rock property and spent less on exploration on our Blue Mountain Project. We incurred $34,847 in exploration fees which consisted mostly of the initial option payments and preliminary geological work on our Trout Creek and Stone Cabin projects. During the period, we also investigated potential projects, which included our possible acquisition of Aurizona, and accordingly we incurred $53,088 in business development related expenses. Professional fees relates to legal work involved in due diligence, which includes $52,683 relating to Aurizona, and to meet our general regulatory requirements. Consulting fees and equity loss from operation of resource properties joint ventures, and travel decreased as during the prior year the Company was still active in China. Wages and benefits were approximately the same amount in both periods as the Company's only employee was the Chief Executive Officer. Filing fees decreased over the prior period as the Company completed a private placement in 2005 and the related fees to the TSX-V were paid. General and administrative expenses, rent and management fees were approximately the same as the Company's administrative and regulatory situation has remained unchanged.

Six-month period ended June 30, 2005

We incurred a net loss of $598,144 for the six-month period ended June 30, 2005, resulting in a loss per share of $0.03. The loss was attributable to operating expenses of $634,894 and interest expense of $1,705 which was offset by a foreign exchange gain of $36,942 and interest income of $1,513.

During the period, we incurred $22,135 in business development expenses, $1,542 in depreciation and amortization, $70,287 in consulting fees, $300,370 in exploration expense, $24,399 in filing fees, $21,750 in general and administrative expenses, $12,059 in management fees, $2,571 in marketing and promotion expenses, $86,106 in professional fees, $6,190 in rent, $36,351 in travel and conference expenses and $49,028 in wages and benefits.

Expenses increased over the prior year period due to our projects in China which the Company was just starting in last year's prior period. The majority of exploration expenses, not including our joint venture loss, relate to geologist fees and assay costs as we conclude our projects in China. These expenses were previously paid through our joint ventures. Also included are exploration expenses relating to work performed on our Red Rock property. This work included mapping, sampling, data compilation and claims fees. Exploration expense also includes costs related to area reconnaissance work. The exploration expenses related to Red Rock were as follows: $6,214 in geologist fees, $418 in analysis, $2,657 in supplies, travel and transportation and $18,277 in staking and claim fees. Business development relates to expenses incurred reviewing property opportunities and establishing business contacts in China. Business development increased over the prior period as we had just started to focus our efforts on our projects in China a year ago. Consulting expense relates to contracted geologist fees, including a director of the company, to perform certain exploration activities. Consulting fees decreased compared to the prior quarter as we retained the service of Kit Lee, who was responsible for sourcing and managing our projects in China. We agreed to compensate Kit retro-active to November 2003 as this is when he began his efforts to acquire properties in China. Professional and filing fees increased due to legal work involved in completing a private placement which closed on January 19, 2005. Professional fees also increased due to legal work involved in redomiciling the Company back to Canada from Wyoming. Travel expenses decreased as several directors spent time traveling in China during the prior period's quarter and the Company agreed to reimburse Kit for travel expenses in China retro-active to November 2003. Wages and benefits also increased over the prior year's quarter as the company hired a new Chief Executive Officer who joined the company in late June 2004. Management fees were constant as the monthly charge is approximately $2,000 per month.

SUMMARY OF QUARTERLY RESULTS

Quarters Ended:

	June 30, 2006	Mar 31, 2006	Dec 31, 2005	Sept 30, 2005
	$	$		$
Interest and other Income	6,744	238	1,434	3,992
Net loss for the period	(226,398)	(125,039)	(232,863)	(57,913)
General and administration expenses	180,557	109,816	163,419	110,878
Exploration expenses (recovery)	16,788	18,059	68,970	(107,876)
Net loss per share, basic and fully diluted	(0.01)	(0.01)	(0.01)	(0.00)

Quarters Ended:

	June 30, 2005	Mar 31, 2005	Dec 31, 2004	Sept 30, 2004
	$	$	$	$
Interest and other Income	1,513	--	--	--
Net loss for the period	(249,011)	(349,133)	(422,033)	(235,839)
General and administration expenses	182,475	132,464	179,048	186,354
Exploration expenses	87,762	230,651	231,817	36,195
Net loss per share, basic and fully diluted	(0.01)	(0.02)	(0.02)	(0.02)

We did not earn any revenue during the three-months ended June 30, 2006 and 2005 aside from interest income. Our losses increased from September 2004 to June 30, 2005 as we were still active in China and conducted work on our Red Rock property and Blue Mountain Project. Our losses increased during the periods from September 30, 2005 to March 31, 2006 as we wound up our Chinese joint ventures, joint ventured our Red Rock property and exploration has slowed on our Blue Mountain Project. Our losses for the current quarter have again increased, mainly due to the due diligence relating to the possible acquisition of Aurizona.

LIQUIDITY AND CAPITAL RESOURCES

Our capital resources have been limited. We currently do not, and will not, generate revenue from business operations in the foreseeable future, and to date have relied on the sale of equity and related party loans for cash required for our operations. There can be no assurances that future financing will be available on reasonable terms or any outstanding share purchase warrants will be exercised.

Total cash and cash equivalents as at June 30, 2006 and December 31, 2005, were respectively, $60,443 and $878,477. Working capital as at June 30, 2006, and December 31, 2005, were respectively, $545,516 and $866,998. The decrease in working capital between June 30, 2006 and December 31, 2005 was attributable to operating expenses of $325,708.

Under the terms of the share purchase agreement with Eldorado, the completion of the purchase of 50% of Aurizona is dependent on the Company completing a private placement of not less than $1,000,000. In addition, the Company has agreed to borrow $5,500,000 which will be fully repaid by the second anniversary of the closing date.

Also, during the 2004 year, the Company entered into leasing agreements with respect to office and equipment leases expiring in August 2006. Arrangement has been made for Pathway Capital Ltd., a related party to manage these leases. The Company will reimburse Pathway based on estimated usage of office space and other equipment. The balance of the 2006 lease obligation for the office space is estimated to be $5,875.

TRANSACTIONS WITH RELATED PARTIES

In addition to related party transactions disclosed elsewhere in this MD&A:

During the periods ended June 30, 2006 and 2005 the Company paid or accrued, geological consulting fees to directors and officers as follows:

	Three-Months Ended June 30,	Six-Months Ended June 30,

2006	$18,000	$18,000
2005	$33,464	$63,464

The consulting fees are in the normal course of operations and are recorded at their exchange amount which is the price agreed to between the Company and the directors and officers.

The Company is charged by Pathway Capital Ltd. (Pathway), a company with one common director, CAD $2,500 per month in consideration for which Pathway provides the Company with advisory services relating to general corporate development, financial matters, raising additional capital, strategic planning and other matters relating to the financial affairs of the Company.

Total fees paid or accrued to Pathway during the periods ended June 30, 2006 and 2005 were as follows:

	Three-Months Ended June 30,	Six-Months Ended June 30,

2006	$6,681	$13,178
2005	$5,944	$12,059

In addition, Pathway charges the Company for rent and other administrative services as follows:

	Thee-Months Ended June 30,	Six-Months Ended June 30,

2006	$31,490	$50,878
2005	$12,290	$42,291

RISK FACTORS

Government Regulation

Mining operations and exploration activities are subject to various national, state, and local laws and regulations in the United States, which govern prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. We believe that we are in compliance in all material respects with applicable mining, health, safety and environmental statutes and the regulations passed thereunder in the United States.

Environmental Regulation

Our mining operations and exploration activities are subject to various federal, state and local laws and regulations governing protection of the environment. These laws are continually changing and, as a general matter, are becoming more restrictive. Our policy is to conduct business in a way that safeguards public health and the environment. We believe that our operations are conducted in material compliance with applicable laws and regulations.

Changes to current local, state or federal laws and regulations in the jurisdictions where we operate could require additional capital expenditures and increased operating and/or reclamation costs. Although we are unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could render certain mining operations uneconomic.

Competition

We compete with other mining companies in connection with the acquisition of gold and other precious metals properties. There is competition for the limited number of gold acquisition opportunities, some of which is with other companies having substantially greater financial resources than we do. As a result, we may have difficulty acquiring attractive gold mining/exploration properties.

We believe no single company has sufficient market power to affect the price or supply of gold in the world market.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of the Company's financial condition and results of operations, including the discussion on liquidity and capital resources, are based upon the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States and are stated in United States Dollars. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments.

The going concern basis of presentation assumes the Company will continue in operation throughout the next fiscal year and into the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Certain conditions, discussed below, currently exists which raise substantial doubt upon the validity of this assumption. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

The Company's future operations are dependent upon its ability to obtain third party financing in the form of debt and equity and ultimately to generate future profitable operations or income from investments. As of August 28, 2006 the Company has not generated revenues, and has experienced negative cash flow from operations. The Company may look to secure additional funds through future debt or equity financings. Such financings may not be available or may not be available on reasonable terms.

DISCLOSURE CONTROLS AND PROCEDURES

Management has evaluated the effectiveness of the Company's disclosure controls and procedures as at June 30, 2006 and has concluded, based on its evaluation, that these controls and procedures provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

OTHER MD&A REQUIREMENTS

Outstanding share data:

	Number of Shares	Value
Balance as of August 28, 2006	24,572,700	$7,986,127 CDN

Summary of stock options outstanding:

Number of Options	Option Price for Common Share	Expiry Date
625,000	US$0.25	September 21, 2008
300,000	US$0.30	June 7, 2009
225,000	US$0.30	June 30, 2009
50,000	US$0.23	April 8, 2010
115,000	CDN$0.22	February 2, 2011
1,425,000	CDN$0.30	May 15, 2011
150,000	CDN$0.45	August 24, 2011

Summary of warrants outstanding:

Number of Warrants	Exercise Price	Expiry Date
7,567,835	US$0.50	January 18, 2007

Exploration costs by property:

Blue Mountain Project	Red Rock (1)	Trout Creek Project	Stone Cabin Project
$719	Nil	$14,524	$13,034

(1)Property exploration costs are paid by Centerra (U.S.) Inc. as per terms of the joint venture agreement discussed earlier.

ON BEHALF OF THE BOARD OF DIRECTORS
TIM SEARCY	Vancouver, British Columbia
Tim Searcy, Director